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SECI 18005447

SEC FILE NUMBER
8-36005

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2018
Washington DC
40

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/17** (MM/DD/YY) AND ENDING **12/31/17** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

ACS EXECUTION SERVICES, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 Broad Street
(No. and Street)

Red Bank	**New Jersey**	**07701**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristen Murphy **(872) 205-0181**
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

DM

OATH OR AFFIRMATION

I, **Kristen Murphy**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **ACS Execution Services, LLC** as of **December 31, 2017** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer
Title

Subscribed and sworn to before me this

28th day of February , 2018

"OFFICIAL SEAL"
PHILIP C RYAN
Notary Public, State of
My Commission Expires

Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[x] (n) A copy of the Exemption Report.
[x] (o) Independent Auditors' Report on Internal Accounting Control.
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

R&J

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of ACS Execution Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ACS Execution Services, LLC (the Company) as of December 31, 2017, and the related notes and supplemental schedules (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of ACS Execution Services, LLC as of December31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of ACS Execution Services, LLC's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to ACS Execution Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as ACS Execution Services, LLC's auditor since 2015.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Supplemental Schedules (the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of ACS Execution Services, LLC's financial statement. The supplemental information is the responsibility of ACS Execution Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statement as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 28, 2018

ACS Execution Services, LLC

Statement of Financial Condition

December 31, 2017

Assets

Cash	$	2,338,497
Receivables from broker dealers		1,726,575
Receivable from related broker dealer		65,131
Deposit with clearing organizations		20,000
Accounts receivable		294,709
Other assets		823
	$	4,445,735

Liabilities and Member's Equity

Liabilities:		
Payable to affiliate	$	417,613
Accounts payable and accrued expenses		1,467,059
		1,884,672
Member's equity		2,561,063
	$	4,445,735

See accompanying notes.

1. Organization and Business

ACS Execution Services, LLC (the "Company"), a Delaware limited liability company, was organized as a Florida partnership on August 1, 1976 as Solowey & Co On November 10, 2015, the Company was sold to and is wholly owned by ACS Global Holdings, LLC (the "Holding Company"). Subsequently, the Company changed its name to ACS Execution Services, LLC. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of FINRA. The Company engages primarily in the execution services of exchange-traded equity securities.

2. Summary of Significant Accounting Policies

Revenue Recognition and Securities Valuation

The Company records all securities transactions on a trade date basis. Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis. Investments in securities and securities sold short are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification Topic 820 ("ASC 820") - Fair Value Measurement and Disclosures (see Note 6).

Use of Estimates

The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Income Taxes

No provision has been made for federal income taxes as the taxable income or loss of the Company is included in the respective income tax returns of the Holding Company. In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2014. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended December 31, 2017.

3. Clearing and Joint Venture Agreements

The Company has entered into a clearing agreement with Industrial and Commercial Bank of China (ICBC). The Company has also entered into a joint venture agreement with Wall Street Access to facilitate execution services cleared through an account at (ICBC) for various types of clients, for which the Company will receive 80% of joint venture net profits. During the year the Company had a deposit of $10,000 at the National Securities Clearing Corp. (NSCC), and a deposit of $10,000 at the DTCC.

4. Financial Instruments

Accounting Standards Codification Topic 815 ("ASC 815"), Derivatives and Hedging, requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit risk related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives, which are accounted for as "hedges" and those that do not qualify for such accounting. The Company reflects derivatives at fair value and recognizes changes in fair value through the statement of operations, and as such do not qualify for ASC 815 hedge accounting treatment. The Company does not trade derivative financial instruments.

Securities sold short represent obligations of the Company to deliver the security or underlying instrument and, thereby, create a liability to repurchase the security or underlying instrument in the market at prevailing prices. Accordingly, these transactions result in risk as the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

The Company is engaged in various trading activities in which counterparties solely include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

5. Guarantees

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. The Company does not trade derivative financial instruments that would fall under the accounting definition of a guarantee.

6. Fair Value Measurement and Disclosures

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 Inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

At December 31, 2017 the Company held no Level 1, Level 2 or Level 3 investments.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6 and ⅔ % of "aggregate indebtedness", as defined.

At December 31, 2017, the Company had net capital and net capital requirements of $2,504,096 and $125,645, respectively.

8. Related Party Transactions

The Company conducts transactions and has agreements with two affiliated entities through common ownership. The Company provides execution services to Comhar Capital Markets, LLC ("CCM"), a broker dealer registered with the Securities Exchange Commission and FINRA, and has an agreement with Global Liquidity Partners, LLC ("GLP") for technology related services and rent. At December 31, 2017, the Company had a payable to GLP of $417,613, and a receivable from CCM of $65,131.

9. Subsequent Events

The Company's management has evaluated events and transactions through February 28, 2018, the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements.

SUPPLEMENTAL SCHEDULES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **ACS EXECUTION SERVICES, LLC** as of **December 31, 2017**

COMPUTATION OF NET CAPITAL

1.	Total ownership (from Statement of Financial Condition- Item 1800)			$	2,561,063	[3480]
2.	Deduct: Ownership equity not allowable for net capital					[3490]
3.	Total ownership equity qualified for net capital			$	2,561,063	[3500]
4.	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					[3520]
	B. Other (deductions) or allowable subordinated liabilities					[3525]
5.	Total capital and allowable subordinated liabilities			$	2,561,063	[3530]
6.	Deductions and/or charges:					
	A. Total non-allowable assets from Statement of Financial Condition (Clearing Org. Dep., Securities, and other asset)	$ 56,967	[3540]			
	B. Secured demand note deficiency		[3590]			
	C. Commodity futures contract and spot commodities proprietary capital charges		[3600]			
	D. Other deductions and/or charges		[3610]	$	(56,967)	[3620]
7.	Other additions and/or allowable credits (List)				-	[3630]
8.	Net Capital before haircuts on securities positions			$	2,504,096	[3640]
9.	Haircuts on securities (computed, where applicable pursuant to 15c3-1(f)):					
	A. Contractual securities commitments		[3660]			
	B. Subordinated securities borrowings		[3670]			
	C. Trading and Investment securities					
	1. Exempted securities		[3735]			
	2. Debt securities		[3733]			
	3. Options		[3730]			
	4. Other securities		[3734]			
	D. Undue concentration		[3650]			
	E. Other (List)		[3736]	$		[3740]
10.	Net Capital			$	2,504,096	[3750]

Non allowable assets consist of the following:

Deposits with clearing organizations	$	20,000
Non allowable accounts receivable		36,144
Other assets		823
Total	$	56, 967

Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited FOCUS report as filed.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **ACS EXECUTION SERVICES, LLC** as of **December 31, 2017**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)		$ 125,645	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		$ 100,000	[3758]
13.	Net capital requirement (greater of line 11 or 12)		$ 125,645	[3760]
14.	Excess net capital (line 10 less 13)		$ 2,378,451	[3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)		$ 2,315,629	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		$ 1,884,672	[3790]
17.	Add:			
	A. Drafts for immediate credit	[3800]		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]		
	C. Other unrecorded amounts (List)	[3820]		[3830]
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))			[3838]
19.	Total aggregate indebtedness		$ 1,884,692	[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		75.26	[3850]
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			[3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c-3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits		[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		[3880]
24.	Net capital requirement (greater of line 22 or 23)		[3760]
25.	Excess net capital (line 10 less 24)		[3910]
26.	Net capital in excess of: 5% of combined aggregate debit items or $300,000		[3920]

NOTES:

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of **aggregate** indebtedness or **2% of aggregate debits if alternative method is used.**

B. Do not deduct the value of securities borrowed under subordination agreements of secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners securities which were included in non-allowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

ACS EXECUTION SERVICES, LLC

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3a

December 31, 2017

The Company did not handle any customer cash or securities during the year ended December 31, 2017 and does not have any customer accounts.

ACS EXECUTION SERVICES, LLC

Computation for Determination of PAIB Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2017

The Company did not handle any proprietary accounts of introducing brokers during the year ended December 31, 2017 and does not have any PAIB accounts.

ACS EXECUTION SERVICES, LLC

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2017

The Company did not handle any customer cash or securities during the year ended December 31, 2017 and does not have any customer accounts.

R&J

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of ACS Execution Services, LLC:

We have reviewed management's statements, included in the accompanying the Exemption Report, in which (1) ACS Execution Services, LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year ending December 31, 2017 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, therefore, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ryan & Juraska LLP

Chicago, Illinois
February 28, 2018

ACS EXECUTION SERVICES, LLC

ACS Execution Services, LLC Exemption Report

ACS Execution Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain broker-dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the provisions of 17 C.F.R. 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k) throughout the most recent fiscal year ending December 31, 2017 without exception.

Kristen Murphy
Chief Financial Officer
ACS Execution Services, LLC

February 28, 2018

ACS EXECUTION SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

December 31, 2017

<u>AVAILABLE FOR PUBLIC INSPECTION</u>